May 24, 2023

VIA EMAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Mergers & Acquisitions
Washington, D.C. 20549

Attention: Christina Chalk and Blake Grady

Re:	GasLog Partners LP
Schedule 13E-3 filed May 5, 2023
File No. 005-88154

Dear Ms. Chalk and Mr. Grady:

On behalf of GasLog Partners LP (the “Partnership”) and the other filing persons named in the above-referenced Schedule 13E-3 (the “13E-3”), we are writing to respond to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated May 15, 2023 (the “Comment Letter”) with respect to the 13E-3 and the proxy statement attached thereto as Exhibit (a)(1) (the “Preliminary Proxy Statement”). In response to the comments set forth in the Comment Letter, the Partnership and the other filing persons have revised the 13E-3 and the Preliminary Proxy Statement and are submitting Amendment No. 1 to the 13E-3 (“Amendment No. 1”), attaching as Exhibit (a)(1) the revised proxy statement (the “Revised Proxy Statement”), together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and marked copies of Amendment No. 1 showing the changes to the 13E-3 filed on May 5, 2023.

Set forth below are the responses of the Partnership and the other filing persons to the Staff’s comments set forth in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the response thereto. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears.

* * *

General, page 1

1.	Fill in the blanks throughout the proxy statement. Information that is subject to change, such as the percentage of shares owned by the rolling shareholders, may be bracketed to indicate that it is preliminary.

The Partnership and the other filing persons acknowledge the Staff’s comment and advise the Staff that the Partnership and the other filing persons have revised the disclosure in the Revised Proxy Statement to fill in blanks throughout the Revised Proxy Statement, other than with respect to matters that are not determined or known at this time (such as the record date and the time and date of the Special Meeting of the Common Unitholders of the Partnership).

Summary Term Sheet, page 1

2.	We note your disclosure that “persons who acquired Common Units with the prior approval of the Partnership Board” are not subject to the Cutback and that Cobas Asset Management SGIIC SA (“Cobas”) beneficially owns more than 4.9% of the Common Units. Disclose whether Cobas is subject to the Cutback.

In response to the Staff’s comment, revised disclosure has been added on pages 5 and 21 of the Revised Proxy Statement to clarify that all holders of Common Units that beneficially own more than 4.9% of the outstanding Common Units as of the record date for the Special Meeting, other than Parent and the General Partner’s other affiliates, are subject to the Cutback.

Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal, page 58

3.	We note the disclosure that “Evercore’s opinion should not be construed as creating any fiduciary duty on Evercore’s part to any party…” Please delete this language in the proxy statement. Alternatively, please explain any potential sources of fiduciary duty and the parties to whom such duties may be owed, such that such disclaimers of fiduciary duty would be appropriate.

In response to the Staff’s comment, the Partnership and the other filing persons have deleted the language noted by the Staff. The revised disclosure is on page 65 of the Revised Proxy Statement.

Opinion of the Financial Advisor to the Conflicts Committee, page 64

4.	We note that Evercore was provided with appraisals of the Partnership’s charter-free vessels prepared by certain third parties and that Evercore used these appraisals in conducting its fairness analyses. It appears that these appraisals are “reports, opinions or appraisals” encompassed within the meaning of Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A. Please provide the disclosure about the appraisals and the party that prepared them required by Item 1015, and file the appraisals as exhibits to the Schedule 13E-3.

In response to the Staff’s comment, revised disclosure has been added on pages 8, 51 and 75 of the Revised Proxy Statement, and copies of the appraisals have been added as Exhibits (c)(12), (c)(13), (c)(14) and (c)(15) to Amendment No. 1.

5.	Refer to the following statement on page 67 of the disclosure document: “The following summary, however, does not purport to be a complete description of the analyses performed by Evercore.” While a summary is necessarily an abbreviated version, please revise to avoid implying it is not “complete.” Pursuant to Item 1015(b)(6), the summary must describe the material analyses and conclusions of the financial advisor in considerable detail. Please revise. Please make similar changes to the following statement on page 73: “The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore.”

In response to the Staff’s comment, revised disclosure has been added on pages 68 and 73 of the Revised Proxy Statement.

6.	Refer to the following statement at the top of page 74: “Evercore prepared these analyses solely for the information and benefit of the Conflicts Committee and for the purpose of providing an opinion to the Conflicts Committee as to whether the Consideration to be received by the Unaffiliated Unitholders in the Merger is fair, from a financial point of view, to the Partnership and the Unaffiliated Unitholders.” Please delete the reference to “solely” in the preceding sentence.

In response to the Staff’s comment, the Partnership and the other filing persons have deleted the reference noted by the Staff. The revised disclosure is on page 74 of the Revised Proxy Statement.

Position of the Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger, page 80

7.	We note your disclosure that “Parent, acting on its own behalf and on behalf of Merger Sub ... expressly adopts as its own” the “analysis, discussion and resulting conclusions” of the Conflicts Committee and the Partnership Board in determining that “the Merger is substantively and procedurally fair to the Unaffiliated Unitholders.” If Parent seeks to rely on the Evercore analyses and presentations to support its finding of fairness to Unaffiliated Unitholders, please revise to specifically adopt those analyses and conclusions, or expand to describe how Parent itself considered them.

In response to the Staff’s comment, revised disclosure has been added on page 80 of the Revised Proxy Statement.

8.	We note your disclosure that Parent and the Parent Board have undertaken to pursue the Merger at this time for the reasons described above,” i.e., for the same reasons that they are pursuing the Merger more generally. Please state with specificity why Parent and the Parent Board determined to pursue the Merger now as opposed to at any other time. See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, revised disclosure has been added on page 82 of the Revised Proxy Statement.

9.	We note your disclosure that the Merger would put “Parent in position to potentially achieve additional synergies in the event that the Preference Units (which will continue to trade on the NYSE immediately following completion of the Merger) are delisted in the future.” Provide the information required by Item 1006(c) of Regulation M-A, including whether Parent is considering delisting the Preference Units from the NYSE subsequent to the going private transaction.

In response to the Staff’s comment, revised disclosure has been added on page 81 of the Revised Proxy Statement.

Financing of the Merger, page 84

10.	Disclose any alternative financing arrangements or alternative financing plans in the event the plans with DNB fall through. If no such arrangements exist, please revise to so state. Refer to Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, revised disclosure has been added on pages 13 and 84 of the Revised Proxy Statement to clarify that no such alternative financing arrangements or plans exist.

Unit Ownership, page 108

11.	Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3, such as Anthony Papadimitriou. See Item 1008(a) of Regulation M-A.

In response to the Staff’s comment, revised disclosure has been added on page 109 of the Revised Proxy Statement.

* * *

Please do not hesitate to contact me at (212) 474-1414 or aelken@cravath.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Andrew C. Elken
Andrew C. Elken

4